UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

Shares issued: 63,660,287
Fully diluted: 75,292,645

Toronto, Ontario
January 31, 2007

PRESS RELEASE

UNITED REEF AMENDS STOCK OPTIONS

United Reef Limited (URP-TSX-V, URPL-CNQ) announced today that it has amended the exercise price of incentive stock options granted to certain directors, officers and employees of the Company to purchase up to an aggregate 775,000 common shares in the capital stock of the Company on January 24, 2007 from $0.08 to an exercise price of $0.10 per share (see press release dated January 24, 2007). All other terms and conditions of the options remain unchanged.

In addition, the Company has granted incentive stock options to certain directors and employees of the Company to purchase up to an aggregate of 87,500 common shares in the capital stock of the Company. The options are exercisable for a period of three years, at an exercise price of $0.10 per share and expire on January 30, 2010.

The stock options have been granted pursuant to the terms of the Company's 2005 Stock Option Plan (the "Plan"). A total of 7,500,000 common shares of the Company are reserved for grant under the Plan. One-quarter of the above stock options shall vest on each of the date of grant, and the 6 month, 12 month and 18 month anniversaries of the date of grant. Each stock option gives the option holder the right to purchase one common share of the Company. Immediately following the grant of the above stock options the Company has a total of 4,962,500 stock options outstanding.

For further information about United Reef please visit our website at www.unitedreef.com or contact Michael Coulter, President, at 416-368-3332 or email: info@unitedreef.com.

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The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File N0824331

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

Shares issued: 63,660,287
Fully diluted: 75,205,145

Toronto, Ontario
January 24, 2007

PRESS RELEASE

UNITED REEF GRANTS STOCK OPTIONS

United Reef Limited (URP-TSX-V, URPL-CNQ) announced today the granting of incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to an aggregate of 775,000 common shares in the capital stock of the Company. The options are exercisable for a period of three years, at an exercise price of $0.08 per share and expire on January 23, 2010.

In addition, the Company granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to an aggregate of 2,400,000 common shares in the capital stock of the Company. The options are exercisable for a period of three years, at an exercise price of $0.15 per share and expire on January 23, 2010.

The stock options have been granted pursuant to the terms of the Company's 2005 Stock Option Plan (the "Plan"). A total of 7,500,000 common shares of the Company are reserved for grant under the Plan. One-quarter of the above stock options shall vest on each of the date of grant, and the 6 month, 12 month and 18 month anniversaries of the date of grant. Each stock option gives the option holder the right to purchase one common share of the Company. Immediately following the grant of the above stock options the Company has a total of 4,875,000 stock options outstanding.

For further information about United Reef please visit our website at www.unitedreef.com or contact Michael Coulter, President, at 416-368-3332 or email: info@unitedreef.com.

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The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File No.82-4331

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

Shares issued: 63,660,287
Fully diluted: 72,030,145

Toronto, Ontario
December 13, 2006

PRESS RELEASE

UNITED REEF APPOINTS DOUG BROWN TO THE BOARD

United Reef Limited (URP-TSX-V, URPL-CNQ) is pleased to announce the appointment of Douglas S. Brown, P.Eng. as a director of the Company. Doug brings substantial expertise to the board through his operating experience in both the domestic and international oil and gas industries. We believe his association with United Reef will be of substantial benefit to guide our continuing investment in the oil and gas sector. Doug will fill the vacancy on the board created by the resignation of Dr. Mousseau Tremblay as director and Chairman of the Company.

Doug has been the Vice-President of Production and Engineering of Rally Energy Corp. since March 2005. Rally has operations in Egypt, Pakistan and Canada. Prior to joining Rally, Doug provided technical consulting services to the petroleum industry in Canada through his consulting company which specializes in production optimization, reserve evaluation and operations management. His consulting practice has provided production and exploitation engineering services to Calgary based oil and gas companies with projects focusing on heavy oil reservoir and production optimization in Eastern Alberta, new gas pool exploration and development, bypassed pay exploitation and reactivation and late life gas well production optimization.

Doug has over 25 years of experience in oil and gas discovery, development and production operations and optimization. He has executed capital and operating business plans in virtually every play type in Western Canada while serving in capacities as technical contributor, middle and senior management positions with Amoco Canada (14 years), and BP Canada (2 years). He also served as Vice-President of Corporate Development for Flint Energy Services for 2 years, where he further developed entrepreneurial and market focused skills. Doug received his B.Sc. in electrical engineering from the University of Calgary in 1985. He holds the designation of P.Eng. granted by the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta (APEGGA) and is a member of the Society of Petroleum Engineers (SPE).

Mr. Brown is a shareholder of General Gas Corporation which closed a transaction with United Reef in November, 2006 (see press release dated November 16, 2006) wherein the companies formed an alliance through a new private Alberta company, General Reef Corporation (formerly 1270194 Alberta Ltd.), for the purpose of acquiring, exploring and developing oil and gas properties in North America. Mr. Brown is a director of General Reef Corporation and is providing advisory services to the management of that company.

We would like to extend our sincere thanks to Dr. Tremblay who has served as a director of the Company since 1992 and has acted as *Chairman* of the board since 1993. Dr. Tremblay will continue to have a relationship with the Company in the capacity as an advisor on the Company's mineral assets and to provide advice based on his long association with exploration in the Central African Republic.

For further information about United Reef please visit our website at www.unitedreef.com or contact Michael Coulter, President, at 416-368-3332 or email: info@unitedreef.com.

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The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File No. 82-4331

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

Shares issued: 63,660,287
Fully diluted: 74,030,145

Toronto, Ontario
November 16, 2006

PRESS RELEASE

UNITED REEF AND GENERAL GAS FORM ALLIANCE

United Reef Limited (URP-TSX-V, URPL-CNQ) is pleased to announce that closing of the transaction announced on September 18, 2006 (see press release dated September 18, 2006) with General Gas Corporation ("General Gas") has been completed. General Gas is a private Alberta company founded by Douglas Brown, P. Eng., Ron Hutzal, P. Eng. and Paul MacKay, P. Geol., P. Geoph. United Reef and General Gas have formed a new private Alberta company 1270194 Alberta Ltd. ("AlbertaCo") for the purpose of acquiring, exploring and developing oil and gas properties in North America. United Reef is pleased to form this alliance with General Gas whose principals are an experienced team of professionals in the oil and gas industry. Additional information on the General Gas' principals is set out below.

United Reef and General Gas have entered into a Shareholders Agreement which governs the operation and management of AlbertaCo. Initial seed capital contributions to AlbertaCo were made at the time of closing in the amount of $425,000 by United Reef and $75,000 by General Gas, which resulted in 5% and 95% of AlbertaCo being acquired by United Reef and General Gas, respectively. The initial seed capital of $500,000 will be utilized by AlbertaCo to commence the land acquisition process in Alberta, continue development of the prospect portfolio in Alberta and Wyoming and establish an office in Calgary.

General Gas has developed a two year business plan, to be executed by AlbertaCo, focused on identifying investment opportunities in the exploration and development of low cost, medium to low risk natural gas resources with particular focus on the southern half of Alberta and the state of Wyoming. General Gas has identified several prospects in Alberta in varying stages of readiness for drilling and has also identified areas in Wyoming with favourable business and technical characteristics.

General Gas' principals have been appointed to key management positions of AlbertaCo as indicated below. AlbertaCo intends to operate its own projects and has suitable business contacts to connect to all appropriate oil field services and has access to technology required to implement its business plan.

The Shareholders Agreement provides an option to United Reef to continue to increase its ownership interest to 85% in AlbertaCo by making future capital contributions through subscriptions for additional shares. The timing of these future contributions was determined by the presently estimated funding requirements totaling $19 million to execute the AlbertaCo business plan.

To be Funded By	Additional Capital Contribution	Additional Earned Shareholdings	United Reef Cumulative Shareholdings in AlbertaCo
April 13, 2007	$2,775,000	15%	20%
August 14, 2007	$6,000,000	25%	45%
December 14, 2007	$10,000,000	40%	85%

Upon United Reef making its next contribution of capital by April, 2007 to AlbertaCo, General Gas will also make a further contribution of capital to AlbertaCo in the amount of $225,000. United Reef's initial 5% shareholding in AlbertaCo is a non-dilutive interest until such time as AlbertaCo has raised total capital of $19.5 million.

The following have been appointed as officers of AlbertaCo: Paul MacKay – President, Ron Hutzal – Vice President, Operations and Michael Coulter, Secretary. Messrs. MacKay and Hutzal will be devoting substantially all of their time to the management and operations of AlbertaCo and have entered into consulting agreements with AlbertaCo for their services. General Gas has advised United Reef that Douglas Brown will initially be providing only advisory services to AlbertaCo and will not be involved in the day-to-day activities of the company. Messrs. Brown, Hutzal, MacKay and Coulter have been appointed the initial directors of AlbertaCo. AlbertaCo is proposing, subject to regulatory approval, to change its name to General Reef Corporation.

Related Party

Paul MacKay has served as the Vice President, Oil and Gas of United Reef since his appointment to that position in June 2005. He has also acted as an independent technical reviewer to United Reef on an oil and gas project located in the Central African Republic since July 2002 and is the author of a NI 51-101 report on that project released by United Reef in January 2005.

Background Information on the General Gas Principals:

Doug Brown, P.Eng. has been Vice-President of Production and Engineering of Rally Energy Corp. since March 2005. Rally has operations in Egypt, Pakistan and Canada and is experiencing rapid production and reserve growth through prudent management of resources and application of technology. Prior to that, Mr. Brown provided technical consulting services to the petroleum industry in Canada. His consulting company specializes in production optimization, reserve evaluation and operations management. Since 2003, Mr Brown has acted in this capacity and provided production and exploitation engineering services to Calgary based oil and gas companies. Project focus included heavy oil reservoir and production optimization in Eastern Alberta, new gas pool exploration and development, bypassed pay exploitation and reactivation and late life gas well production optimization. Mr. Brown has approximately 27 years of experience in oil and gas discovery, development and production operations and optimization. He has executed capital and operating business plans in virtually every play type in Western Canada while serving in technical contributor, middle and senior management positions with Amoco Canada (14 years), and BP Canada (2 years). He also served as Vice-President of Corporate Development for Flint Energy Services (2 years) where he further developed entrepreneurial and market focused skills. Mr. Brown received his B.Sc. in electrical engineering from the University of Calgary in 1985. He holds the designation of P.Eng. granted by the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta (APEGGA).

Ron Hutzal, P.Eng. has been Vice-President of Operations for Noyes Engineering & Supervision Ltd since 1988. Noyes provides project management and engineering solutions for all aspects of well

operations. Prior to his tenure with Noyes Engineering he worked with Schlumberger, Gulf Oil and Numac. He has over 34 years of experience in well drilling, completions and operations. Mr. Hutzal obtained his B.Sc. in Mechanical Engineering from the University of Alberta in 1969. He has held the designation of P.Eng. granted by the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta (APEGGA) since 1972.

Paul A. MacKay, P.Geol., P.Geoph. has been Vice-President, Oil and Gas of United Reef since June 2005. Mr. MacKay has extensive experience in the oil and gas industry through his involvement with a number of companies during his 25-year career within the industry. He has wide-ranging experience as a geologist and geophysicist and gained managerial experience with companies such as Amoco Canada Petroleum Co. Ltd., Morrison Petroleums Ltd., and Northstar Energy. He has operated his own independent consulting practice since 1998 and currently acts as Technical Advisor for numerous Canadian and international oil companies. Mr. MacKay obtained his B.Sc. (Honours) in geology from Queen's University and a Ph.D. in structural geology from the University of Calgary. He holds the designation of P.Geol. and P.Geoph. as granted by the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta (APEGGA).

For further information about United Reef please visit our website at www.unitedreef.com or contact Michael Coulter, President, at 416-368-3332 or email: info@unitedreef.com.

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The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

END